Exhibit 99.1

Global-e Reports Second Quarter 2023 Results

PETAH-TIKVA, Israel, August 8, 2023 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the second quarter of 2023.

“The results of the second quarter of 2023, together with the updated guidance for the remainder of the year, illustrate the continued strong momentum of our business, as evident from both top-line growth, improved profitability and new client launches”, said Amir Schlachet, Founder and CEO of Global-e. “We remain focused on executing across all fronts, as we continue to tap into the massive global opportunity presented by the direct-to-consumer cross-border e-commerce market.”

Q2 2023 Financial Results

•	GMV[1] in the second quarter of 2023 was $825 million, an increase of 54% year over year

•	Revenue in the second quarter of 2023 was $133.3 million, an increase of 53% year over year, of which service fees revenue was $59.5 million and fulfillment services revenue was $73.8 million

•	Non-GAAP gross profit[2] in the second quarter of 2023 was $57.7 million, an increase of 58% year over year. GAAP gross profit in the second quarter of 2023 was $54.9 million

•	Non-GAAP gross margin[2] in the second quarter of 2023 was 43.3%, an increase of 140 basis points from 41.9% in the second quarter of 2022. GAAP gross margin in the second quarter of 2023 was 41.2%

•	Adjusted EBITDA[3] in the second quarter of 2023 was $21.0 million compared to $11.1 million in the second quarter of 2022

•	Net loss in the second quarter of 2023 was $35.5 million

Recent Business Highlights

•	Continued to on-board many new merchants located all around the globe and trading in various verticals, including:

o	Renowned fashion brands such as LK Bennet and Club L London in the UK, Monday Swimwear and Pepper in the US, Tara Jarmon in France and Diesel in Italy

o	APAC-based brands such as Venroy, Rollie Nation, Lahana and Lilybod in Australia, Japanese brands including Hinoya, 45R, A-tude, Nubian and Anna Sui, and our first ever Korean brand - HYEIN SEO

•	Expanded within existing merchant groups, with notable examples being Orveda, which is part of the beauty and fragrance group COTY and Givenchy Beauty, which is part of the LVMH group of luxury brands

•	Continued accelerated growth of our US-outbound business with US outbound revenue up 99% in the second quarter of 2023

•	Strategic partnership with Shopify remains on track:

o	Continuing the migration process of all our legacy Shopify-based enterprise merchants onto the new native app

o	Working in close collaboration with Shopify towards the roll out of Shopify Markets Pro, currently in early access. General availability in the US expected later this year, to be followed by the UK

Q3 and Full Year Outlook

Global-e is introducing third quarter guidance and is raising the full year guidance as follows:

	Q3 2023	FY 2023	Previous FY 2023
(in millions)
GMV (1)	$840 - $880	$3,480 - $3,640	$3,400 - $3,550
Revenue	$136 - $142	$570 - $596	$562 - $590
Adjusted EBITDA (2)	$17 - $21	$85 - $93	$70 - $77

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Tuesday, August 8, 2023.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-888-886-7786
International Toll:	1-416-764-8658

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s expectations, operations, strategy and Global-e’s projected revenue and other future financial and operational results or other characterizations of future events or circumstances, including any underlying assumptions. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; costs related to being a public company; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; impacts from the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	June 30,
	2022	2023
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$165,033	$151,020
Short-term deposits	46,353	55,064
Accounts receivable, net	16,424	14,095
Prepaid expenses and other current assets	51,904	57,365
Marketable securities	16,813	17,599
Funds receivable, including cash in banks	78,125	70,057
Total current assets	374,652	365,200
Property and equipment, net	10,283	9,883
Operating lease right-of-use assets	19,718	22,827
Long term deposits	3,225	3,537
Deferred contract acquisition costs, noncurrent	1,825	2,080
Deferred tax assets	171	-
Other assets, noncurrent	3,739	3,259
Commercial agreement asset	282,963	261,741
Goodwill and other intangible assets	466,024	455,773
Total long-term assets	787,948	759,100
Total assets	$1,162,600	$1,124,300
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$52,220	$30,842
Accrued expenses and other current liabilities	75,990	71,252
Funds payable to Customers	78,125	70,057
Short term operating lease liabilities	3,245	3,591
Total current liabilities	209,580	175,742
Long-term liabilities:
Deferred tax liabilities, net	6,558	2,604
Long term operating lease liabilities	16,579	18,995
Other long-term liabilities	1,762	1,036
Total liabilities	$234,479	$198,377

Shareholders’ equity:
Share capital and additional paid-in capital	1,253,093	1,329,405
Accumulated comprehensive income	(1,926)	(1,820)
Accumulated deficit	(323,046)	(401,662)
Total shareholders’ equity	928,121	925,923
Total liabilities, convertible preferred shares and shareholders’ equity	$1,162,600	$1,124,300

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Revenue	$87,305	$133,309	$163,628	$250,940
Cost of revenue	52,954	78,419	102,094	150,174
Gross profit	34,351	54,890	61,534	100,766

Operating expenses:
Research and development	17,597	24,620	35,284	47,516
Sales and marketing	50,986	52,788	100,625	104,636
General and administrative	15,071	13,878	26,611	27,017
Total operating expenses	83,654	91,286	162,520	179,169
Operating profit (loss)	(49,303)	(36,396)	(100,986)	(78,403)
Financial expenses, net	(680)	754	986	3,154
Loss before income taxes	(48,623)	(37,150)	(101,972)	(81,557)
Income taxes	174	(1,617)	411	(2,941)
Net loss attributable to ordinary shareholders	$(48,797)	$(35,533)	$(102,383)	$(78,616)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.31)	$(0.22)	$(0.66)	$(0.48)
Basic and diluted weighted average ordinary shares	156,891,201	164,214,398	155,636,936	163,427,086

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(48,797)	$(35,533)	$(102,383)	$(78,616)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	330	460	594	887
Share-based compensation expense	12,843	11,352	20,772	21,064
Commercial agreement asset	37,433	37,432	74,182	75,585
Amortization of intangible assets	6,049	5,091	12,665	10,251
Changes in accrued interest and exchange rate on short-term deposits	-	(182)	-	(709)
Changes in accrued interest and exchange rate on long-term deposits	(38)	(54)	6	(200)
Unrealized loss (gain) on foreign currency	5,913	(156)	7,579	(740)
Accounts receivable	728	(1,752)	4,721	2,329
Prepaid expenses and other assets	(1,334)	(11,185)	(4,725)	(5,347)
Funds receivable	960	(1,195)	20,125	2,556
Long-term receivables	-	94	-	480
Funds payable to customers	18,175	7,902	3,238	(8,068)
Operating lease ROU assets	657	1,037	1,455	1,708
Deferred contract acquisition costs	(230)	(226)	(475)	(383)
Accounts payable	2,699	(3,169)	2,263	(21,378)
Accrued expenses and other liabilities	4,501	10,701	(4,543)	(5,463)
Deferred taxes	-	(1,873)	-	(3,783)
Operating lease liabilities	(2,128)	(1,098)	(2,985)	(2,054)
Impairment of marketable securities	48	-	62	-
Net cash provided by (used in) operating activities	37,809	17,646	32,551	(11,881)
Investing activities
Investment in marketable securities	(357)	(829)	(7,555)	(1,279)
Proceeds from marketable securities	752	200	7,910	599
Purchases of short-term investments	(197)	(37,250)	(31,495)	(46,502)
Purchases of long-term investments	-	(15)	-	(112)
Proceeds from short-term investments	35,000	9,250	38,400	38,500
Purchases of property and equipment	(1,900)	(145)	(6,584)	(487)
Payments for business combinations, net of cash acquired	(1,471)	-	(217,083)	-
Net cash provided by (used in) investing activities	31,827	(28,789)	(216,407)	(9,281)
Financing activities
Exercise of Warrants to ordinary shares	15	5	43	22
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	-	-	-
Proceeds from exercise of share options	386	773	488	865
Net cash provided by financing activities	401	778	531	887
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(5,913)	156	(7,579)	740
Net decrease in cash, cash equivalents, and restricted cash	64,124	(10,209)	(190,904)	(19,535)
Cash and cash equivalents and restricted cash—beginning of period	203,871	202,196	458,899	211,522
Cash and cash equivalents and restricted cash—end of period	$267,995	$191,987	$267,995	$191,987

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2022		2023		2022		2023
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	534,459		825,026		989,752		1,528,921
Adjusted EBITDA (a)	11,128		20,979		14,410		35,464

Revenue by Category
Service fees	39,324	45%	59,532	45%	71,272	44%	109,885	44%
Fulfillment services	47,981	55%	73,777	55%	92,356	56%	141,055	56%
Total revenue	$87,305	100%	$133,309	100%	$163,628	100%	$250,940	100%

Revenue by merchant outbound region
United States	33,944	39%	67,516	51%	61,865	38%	123,429	49%
United Kingdom	33,963	39%	40,014	30%	62,244	38%	77,746	31%
European Union	17,798	20%	21,088	16%	36,852	23%	42,164	17%
Israel	263	0%	531	0%	628	0%	756	0%
Other	1,337	2%	4,160	3%	2,039	1%	6,845	3%
Total revenue	$87,305	100%	$133,309	100%	$163,628	100%	$250,940	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023
	(Unaudited)
Gross Profit	34,351	54,890	61,534	100,766

Amortization of acquired intangibles included in cost of revenue	2,198	2,796	4,874	5,592
Non-GAAP gross profit	36,549	57,686	66,408	106,358

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Operating profit (loss)	(49,303)	(36,396)	(100,986)	(78,403)
(1) Stock-based compensation:
Cost of revenue	52	161	88	274
Research and development	5,296	6,572	10,448	12,630
Selling and marketing	1,706	1,089	2,465	1,964
General and administrative	5,788	3,530	7,771	6,196
Total stock-based compensation	12,842	11,352	20,772	21,064

(2) Depreciation and amortization	330	460	594	887

(3) Commercial agreement asset amortization	37,433	37,432	74,182	75,585

(4) Amortization of acquired intangibles	6,049	5,091	12,665	10,251

(5) Merger related contingent consideration	3,026	3,040	5,985	6,080

(6) Acquisition related costs	751	-	1,198	-
Adjusted EBITDA	11,128	20,979	14,410	35,464